UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-24387

Navigant International

401(k) Plan

84 Inverness Circle East

Englewood, CO 80112

(Full Title and Address of the Plan)

NAVIGANT INTERNATIONAL, INC.

(Name of Issuer of Securities Held Pursuant to the Plan)

84 INVERNESS CIRCLE EAST ENGLEWOOD, COLORADO	80112
(Address of principal Executive Office of Issuer of the Securities Held Pursuant to the Plan)	(Zip Code)

REQUIRED INFORMATION

1.	Audited Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001 (incorporated by reference to the Navigant International 401(k) Plan Financial Statements and Supplemental Schedule attached hereto as Exhibit 99.1).

2.	Audited Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 (incorporated by reference to the Navigant International 401(k) Plan Financial Statements and Supplemental Schedule attached hereto as Exhibit 99.1).

3.	Notes to Financial Statement (incorporated by reference to the Navigant International 401(k) Plan Financial Statements and Supplemental Schedule attached hereto as Exhibit 99.1).

4.	Schedule I—Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2002 (incorporated by reference to the Navigant International 401(k) Plan Financial Statements and Supplemental Schedule attached hereto as Exhibit 99.1).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2003

NAVIGANT INTERNATIONAL 401(k) Plan

By:	/s/ NAVIGANT INTERNATIONAL
Title:	Plan Administrator

By:	/s/ ROBERT C. GRIFFITH
Name:	Robert C. Griffith

Exhibit Index

Exhibit Number	Description of Document

23.1	Consent of PricewaterhouseCoopers LLP.

99.1	Navigant International 401(k) Plan Financial Statements and Supplemental Schedule.

99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.